 NEWS RELEASE

YAMANA FIRST QUARTER UPDATE

Toronto, Ontario, April 24, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) is pleased to provide an update on the Company’s operations during Q1 2007 and on resumption of normal operations along with an update on expansion plans at Jacobina.

Total gold production during Q1 2007 was approximately 120,000 ounces, and preliminary total cash costs after by-product credits were negative $105 per ounce. The average net gold price realized for the quarter was approximately $646 per ounce.

Production during the quarter was ahead of budget at Yamana’s material operations other than at Jacobina where production was impacted by sill pillar failures as previously announced. The future impact of these has been assessed and updated guidance on operations at Jacobina is set forth below. The following table outlines the Company’s Q1 gold production by mine.

Ounces
São Francisco	31,000
Chapada	39,000
Fazenda Brasileiro	22,000
San Andrés	17,000
Fazenda Nova	4,000
acobina	7,000

Total	120,000

Copper production for Q1 totalled approximately 27.4 million pounds. The following is a more detailed update on Yamana’s major operations.

São Francisco

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Preliminary costs at São Francisco during the quarter were $328 per ounce. A decision was made to mine and process more dump leach ore versus high grade main ore as more dump leach ore was available than anticipated and at higher grades. This resulted from a significant amount of material previously thought to be waste ultimately turning out to be mineralized. This also has the effect of maintaining the proven and probable reserves of high grade material at São Francisco, which are now larger than previously forecast for this point in time, and available for mining for the balance of the year.

•	During June 2007, São Francisco will begin to mine higher grade material when harder ore is accessed at the mine.
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During March 2007, a Reais-based currency hedge was put in place for São Francisco, extending through to February 2010. Had this hedge been in place for the entire quarter, cash costs for São Francisco would have been approximately $10 per ounce lower. This hedge will help to improve cash costs and will provide protection against a strong local currency.

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Cash costs are expected to decline for the balance of the year as higher grade material is accessed and mined and are expected to average less than $295 per ounce. The coarse gold effect is expected to have a positive effect on the number of ounces produced and as a result further improve cash costs.

Jacobina

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Production at Jacobina was minimal for Q1 as a result of the sill pillar failure in January 2007. Production has now begun to ramp up to capacity following implementation of additional safety protocols and recommendations of rock mechanics advisers. Production during April 2007 is forecast at approximately 3,800 ounces and should increase to approximately 4,000 ounces in May as production ramps up. Second quarter production is now expected to total 13,000 to 14,000 ounces of gold.

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An updated mine plan now forecasts gold production of 75,000 to 80,000 ounces for 2007. Engineering and construction is underway and on track to increase the throughput capacity to 6,500 tonnes per day by the end of 2007.

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Current forecast production for 2008 is 150,000 to 160,000 ounces as mill capacity is increased to a nominal 8,500 tonnes per day by the end of 2008 with production of 200,000 ounces targeted for 2009.

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As at December 31, 2006, Jacobina proven and probable reserves are 1.19 million ounces with 2.92 million ounces of measured and indicated resources (inclusive of reserves) and 4.16 million ounces of inferred resources.

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It is expected that production will be sustained at a rate of over 200,000 ounces per year after 2009 but this is largely dependant on upgrading the large indicated and inferred resources to reserves over the coming years.

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As part of the expansion strategy and upgrading of resources to reserves, Yamana is pleased to announce that underground mine development activities are underway at Canavieiras and at Morro do Vento Extension.

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Cash costs for the quarter at Jacobina were not meaningful as production was not significant. Costs of approximately $6 million associated with the sill pillar failure that resulted in reduced production were not included in cash costs for Q1 2007. These costs are fixed in nature and were not directly related to the quarter’s production.

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A Reais-based currency hedge, extending through January 2010, was put in place during Q1 2007. On a normalized basis, assuming budgeted operating rates during Q1 2007, and had the hedge been in place the entire quarter, cash costs for Jacobina would have been reduced by an additional $25 to $30 per ounce.

•	Cash costs for the balance of the year are expected to be in the range of approximately $310 to $330 per ounce.

Chapada

•	Commercial production at the Chapada mine was declared ahead of schedule on February 11th, 2007. Chapada operations were ahead of plan for Q1 and production will increase for the balance of the year.
•	In local currency terms, operating costs at Chapada were below budget for the quarter.
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Copper revenue from Chapada is applied as a by-product credit for the determination of gold production cash costs. On this basis, preliminary cash costs at Chapada during the quarter were negative $1,069 per ounce.

•	On a co-product basis (assuming an allocation of costs 70% to copper and 30% to gold), cash costs at Chapada during the quarter were approximately $0.67 per pound of copper and $189 per ounce of gold.
•	The revenue, net of treatment and refining costs, generated by Chapada during the quarter was approximately $85 million. Associated transportation costs were approximately $7 million.
•	Although commercial production was declared in February 2007, all production and costs for the quarter were included in the quarter’s figures.
•	Cash costs for Chapada for the balance of the year are expected to decline from levels achieved in Q1.

Cash costs at Fazenda Brasileiro and at San Andrés are expected to remain unchanged at approximately $320 to $330 per ounce for the balance of the year which is consistent with Q1.

The Company continues to target gold production of approximately 600,000 ounces and copper production in the range of 130 to 145 million pounds for 2007, consistent with prior guidance. Guidance for average projected total cash costs remains unchanged at better than negative $114 per ounce after by-product credits. Actual total cash costs are sensitive to realized copper prices as net copper revenues are applied as a by-product credit to gold production cash costs. Cash costs reported in US dollars are also sensitive to foreign exchange fluctuations between the Real and the US dollar.

The company will be releasing its full Q1 financial results after the close of business on May 14, 2007. A conference call will follow on May 15, 2007.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com www.yamana.com	Ashleigh Meyer Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.